Crown Dynamics Corp.
8399 E. Indian School Rd.
Suite 202
Scottsdale, AZ 85251

July 27, 2012

Amanda Ravitz, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:         Crown Dynamics Corp.
Amendment No. 3 to Form 8-K
Filed June 5, 2012
File No. 333-169501

Dear Ms. Ravitz:

Crown Dynamics Corp., a Delaware corporation (the “Company”), has received and reviewed your letter of June 20, 2012, pertaining to the Company’s Form 8-K/A (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on June 5, 2012, File No. 333-169501.

Specific to your comments, our responses below are in addition to those filed via the Edgar system.  The following numbered responses correspond to those numbered comments as set forth in the comment letter dated June 20, 2012.

The validity of  the  unpatented  technology  underlying  the  licenses…,  page  8

1.
We note your response to prior comment 1; however this risk factor implies that you hold patents on “facet[s]” of your product other than the technology underlying the license. Please revise your disclosure throughout to clarify the extent to which you hold patents on your product.

RESPONSE: After further consideration, the Company has revised the filing to meet the requirements of the requested disclosures, in this regard; the Company has amended the risk factor on Page 9 as follows:

“The validity of the unpatented technology underlying the Zorah licenses may be challenged and may adversely affect our business practices.

While we only have a license in the technology, there may be challenges to our development of the technology itself as the technology underlying the license is not patented.  The validity of the unpatented technology underlying the licenses is often uncertain and may be contested by the federal government and other parties.  While there is no pending claim or litigation pending contesting the technology underlying the license, there is nothing to prevent parties from challenging the validity of the technology underlying the license.  While we believe that we have satisfactory covered all our basis with this, some risk exists that may subject the technology to challenge.  Also, in any such case, if the technology is contested the investigation and resolution of any issues could divert some of management’s time causing an adverse effect in ongoing business practices.”

Regulations, page 4

2.
We note your response to prior comment 3.  Please revise to clarify your “initial procedure into undergoing FCC certification” and how you determined that your product will not require FCC approval.  We note you also did not address FDA approval.  Please revise to disclose whether you have begun the process of seeking FDA approval and revise to describe how FDA approval would affect your business, including a detailed description of the approval process and timelines.

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RESPONSE: We have revised the Filing on page 4 to clarify and have included the following language:

 “During the Company’s initial research regarding whether it was necessary to undergo FCC certification, the Company mistakenly thought that FCC certification would be a requirement for the GPS wandering unit technology, which is the underlying technology of the Zorah license.  Through their research, the Company became aware that the technology in its current form will not require FCC approval as it does not qualify as a device that needs FCC approval due to the fact that the GPS unit utilizes a GSM network for the communication platform and this type of bandwidth for the GPS purposes is not regulated by the FCC and is not required to have FCC approval.

The Company made similar research endeavors into FDA approval for the touch less diabetes blood glucose monitoring device, which was being researched and developed by Zorah, and which the Company had access to through the Zorah license.  This technology is not as far along as the GPS technology; therefore, we have not determined whether FDA approval would be needed.  Because the Company is a smaller company with limited assets, the Company has only so many resources to devote to research and development of each product.  Accordingly, the Company has not yet begun the process of seeking FDA approval and has not been able to devote the proper research to determine the approval process, timeline, and the effect of such approval on the Company's business at this time.”

Our Sole  Officer  and  Director  owns  a  majority of  the  outstanding shares  of  our  common  stock…,page 7

3.
We note your response to prior comment 4.  However, we note your references in this risk factor to the sale of common stock.  Given that this is not a registration statement for the sale of securities, please revise.

RESPONSE: After further consideration, the Company has revised Risk Factors with the following to conform to the prior filing.  It should be noted that Mr. Aninye has since resigned from his position as CEO.

“Our Sole Officer and Chairman of the Board of Directors owns a majority of the outstanding shares of our common stock, and may be able to influence control of the company or decision making by management of the Company.

Our Sole Officer and Director presently own a majority of our outstanding common stock and accordingly, Mr. Aninye will have a significant influence in determining the outcome of all corporate transactions or other matters, including the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. While we have no current plans with regard to any merger, consolidation or sale of substantially all of our assets, the interests of Mr. Urrea may still differ from the interests of the other shareholders.”

Item 5.06 Change in Shell Company Status, page 25

4.           We note your response to prior comment 5; however please clarify to us specifically how your reference to “12 months after the Agreement is completed” complies with Rule
144(i)(2).

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RESPONSE: The Company’s statement “12 months after the agreement is completed” fails to clearly comply with Rule 144(i)(2) and the Company has therefore removed that portion of the explanation and revised it to read as follows:

“ITEM 5.06                       CHANGE IN SHELL COMPANY STATUS

As a result of closing the Licensing Agreement and the Stock Purchase Agreement as filed with the Commission on January 17, 2012 in the Company’s current report on Form 8-K, the registrant is no longer a shell corporation as that term is defined in Rule 405 of the Securities Act and Rule 12b-2 of the Exchange Act.

All shares of Common Stock that will be issued in the Agreement are "restricted securities" as defined by Rule 144 ("Rule 144") under the Securities Act and cannot be resold without registration except in reliance on Rule 144 or another applicable exemption from registration.   Rule 144 will prohibit all resale of restricted securities issued by the Company for a period of 12 months after the Company ceases being a shell company and files Form 10 information with the commission.”

In connection with the Company’s response to the comments set forth in the June 20, 2012 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 A copy of this letter and any related documents have also been filed via the EDGAR system.  Thank you for your courtesies.

Very truly yours,

/s/  Jeff Rassas
Jeff Rassas
CEO and Chairman of the Board of Directors

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